UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 17598
                       ----------
(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: November 30, 1999
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 ConSyGen, Inc.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                             125 South 52nd Street
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                                Tempe, AZ 85281
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Due to the resignation of the registrants Chief Financial Officer, the registrant is delayed in completing closing of its accounting records. The registrant is making efforts to close accounting records, for the period ending November 30, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           A. Lewis Burridge             (480)            394-9100
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a net loss of approximately $950,000 to $1,000,000 for the three month period ended November 30, 1999 as compared to a net loss of $1,264,211 reported for the three months ended November 30, 1998 and a net loss of $1,415,403 reported for the three months ended August 31, 1999. The Company's revenue for the three months ended November 30, 1999 is anticipated to be approximately $65,000 compared to $117,868 for the three months ended November 30, 1998. The Company's revenue has decreased as it begins an attempt to transition from its Y2K remediation business to new product lines.

                                 ConSyGen, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2000                      By: /s/ A. Lewis Burridge
                                               -----------------------
                                                A. Lewis Burridge